Exhibit 4.10

Appendix I: Supplementary Agreement on Payment of Cooperation Amount

Party A: Shenzhen Ouyinhua Information Consulting Co., Ltd.

Party B: Huiyou Digital (Shenzhen) Ltd.

Whereas Party A and Party B (collectively referred to as the “Parties”) entered into the Cooperation Agreement (Agreement Number B-SZ-OYH-20121001-0001, hereinafter referred to as the “Principal Agreement”) on 1 October 2012, the Parties further agree on the following terms in connection with the payment of the cooperation amount:

1.	With regard to the cooperation mode of the Cooperation Products, the Parties may either choose the activation mode or the profit-sharing mode.

2.	In case of the activation mode, regardless of the activation amount, Party B will settle the payment with Party A based on the standard of RMB 2.2 for each activation.

3.	If the activation mode is chosen, the Cooperation Products must be built-in and cannot be uninstalled from the mobile phones of Party A, and the CPU main frequency shall not be lower than 1 GHZ (not compatible with the Spreadtrum platform SC6820). Otherwise, the activation amount generated thereby will not be counted into settlement.

4.	In case of the profit-sharing mode, the Parties agree to distribute the net income generated from the Cooperation Products as below:

(1)	Net income = Top-up Income from the Cooperation Products - Top-up fees - profits for CP - Taxes

(2)	Distributable Income for Party A = Net income x Sharing percentage of Party A

(3)	Distributable Income for Party B = Net income x Sharing percentage of Party B

(4)	The sharing percentage is 85% for Party A, and 15% for Party B.

(5)	The “Top-up Income from Cooperation Products” is subject to the top-up income from Cooperation Products as shown on Party B’s statistical platform, based on which the Parties will settle the relevant payment.

(6)	The Parties shall refer to the data shown on Party B’s statistical platform for sharing percentages for each CP.

(7)	In determining top-up fee rates, if the wireless value-added services provided by the telecom operators is used as the top-up channel, then the top-up fee rate will be calculated at 55%; if other top-up channel is used, the top-up fee rate will be calculated at 6% (the telecom operators hereunder shall refer to China Mobile, China Unicom or China Telecom);

5.	In case that the Cooperation Product is one of the ‘Recommended Applications’, the Parties agree to settle such product in accordance with the amount of successful installation of each application, the price of which is subject to the data as shown on Party B’s statistical platform. Party B shall calculate the settlement amount payable to Party A by the following formula: the amount of successful installation of the application multiplied by the price for each such application. The Parties reach the following agreement in connection with such settlement:

(1)	‘Successful installation’ shall mean that a customer downloads the application via the ‘Recommended Applications’ client terminal, and successfully installs the application into his or her Android mobile phone. After the installation, the application will send off a successful installation report to Party B’s server. A successful installation will be recognized upon the receipt of the report by Party B’s server.

(2)	For the same mobile phone, regardless whether a SIM card is switched, only one successful installation of a certain application will be counted. In the event that one SIM card is used for more than one mobile phone, the system will only recognize the successful installation data from the first mobile phone by default, while the data from the other mobile phones will be invalid, and the data with unused SIM card replaced will be counted as successful installation.

(3)	The applications in the ‘Recommended Applications’ shall not be promoted separately. Clients are only allowed to download such applications via the client terminal of ‘Recommended Applications’. Once Party A is found to conduct a separate promotion for any single application, Party B is entitled to terminate any payment settlement with Party A.

6.	Party A shall cooperate with Party B to complete the tests on the Cooperation Products. The test requirements are set out as below:

(1)	The resolution of mobile phones shall be lower than 320*480 to secure the performance of Party B’s products.

(2)	Party A needs to switch on the information push function in the terminals of mobile phones installed with the Cooperation Products, so that Party B can provide the clients with better service, including reminders for client terminal or game updates, notification of game events, etc.

7.	This Appendix is an integral part of the Principal Agreement and shall have the same legal effects.

8.	In case of any discrepancy between this Appendix and the Principal Agreement, this Appendix shall prevail. Any matter uncovered hereunder shall be subject to the Principal Agreement.

9.	This Appendix shall take effect upon the date when it is executed by Party A and Party B, and shall terminate simultaneously with the termination of the Principal Agreement.

10.	This Agreement is executed in two originals, with each party hereto retaining one original, and both originals shall have the same legal effect.

Party A (Seal):	Party B (Seal):

[Seal of Shenzhen Ouyinhua Information Consulting Co., Ltd. is affixed]	[Seal of Huiyou Digital(Shenzhen) Ltd. is affixed]

Signed by Authorized Representative: /s/	Signed by Authorized Representative: /s/

December 1, 2012	December 1, 2012

Appendix II:

I.	Cooperation Products:

II.	Settlement Modes: to settle in accordance with the amount of successful installation of each application, the price of which is subject to the data as shown on Party B’s statistical platform. Party B shall calculate by the following formula: the amount of successful installation of each application x the price for each such application, and then settle with Party A the total income amount of all applications.

III.	Definition of Successful Installation:

(1)	‘Successful installation’ shall mean that a customer downloads the application via the ‘Recommended Applications’ client terminal, and successfully install the application into his or her Android mobile phone. After the installation, the application will send off a successful installation report to Party B’s server. A successful installation will be recognized upon the receipt of the report by Party B’s server.

(2)	For the same set of mobile phone, regardless whether SIM card is switched, only one successful installation of a certain application will be counted. In case that one SIM card is used for more than one mobile phone, the system will only recognize the successful installation data from the first mobile phone by default, while the data from the other mobile phones will be invalid, and the data with unused SIM card replaced will be counted as successful installation.

IV.	The test requirements are set out as below:

1.	The resolution of mobile phones shall be lower than 320*480 to secure the performance of Party B’s products.

2.	Party A needs to switch on the information push function in the terminals of mobile phones installed with the Cooperation Products, so that Party B can provide the clients with better service, including reminders for client terminal or game updates, notification of game events, etc.

V.	Special Notes:

The applications in the ‘Recommended Applications’ shall not be promoted separately. Clients are only allowed to download such applications via the client terminal of ‘Recommended Applications’. Once Party A is found to conduct a separate promotion for any single application, Party B is entitled to terminate any payment settlement with Party A.

[Seal of Shenzhen Ouyinhua Information Consulting Co., Ltd. is affixed]	[Seal of Huiyou Digital(Shenzhen) Ltd. is affixed]

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